Exhibit 2.3

Equity Transfer Agreement

Transferor (Party A): Guangfeng Dai

Transferee (Party B): REIT HOLDINGS (CHINA) LIMITED

Contact address: UNIT 2209 22/F WU CHUNG HOUSE 213 QUEEN S ROAD EAST WANCHAI HK

Regarding the transfer of the equity of Beijing REIT Technology Development Co., Ltd held by Party A, Party A and Party B hereby conclude and enter into this Agreement in Beijing on January 31, 2016.

On the principle of equality and mutual benefit, through friendly consultation, Party A and Party B have reached to the following agreements:

Article	1: Basic information of target company in transfer
Transferred target company:
Date of establishment: May 12, 1999
Company address:	Room 1611, 6F, No. 1 Building, No. 208, Second Zone, Lize Central Park, Wangjing Emerging Industrial District, Chaoyang District, Beijing

Existing shareholders and their contribution ratio:

Name of Shareholder	Contribution Amount (thousand)	Contribution Ratio (%)
Hengfang Li	16080	67
Degang Hou	2640	11
Guangfeng Dai	2640	11
Zhizhong Hu	2640	11
Total	24000	100

Article	2: Equity transfer price and payment method
1.	Party A agrees to transfer 11% of the equity of Beijing REIT Technology Development Co., Ltd held by him to Party B at the price of HKD 3.129456 million, the exchange rate upon transfer is subject to the current exchange rate published by the People's Bank of China on January 23, 2016, and Party B agrees to purchase the aforesaid equity according to such price and amount.
2.	Within 20 working days after signing this Agreement, Party B agrees to pay Party A the transfer payment for 11% of equity in cash/by remittance, namely HKD 3.129456 million.
3.	While receiving the equity payment from Party B, Party A shall confirm the amount of payment received in writing with Party B.

Article	3: Guarantee
1.	Party A guarantees that the equity to be transferred to Party B as agreed in Article 2 hereof is legally owned by Party A in Beijing REIT Technology Development Co., Ltd and the actual contribution has been completed, and Party A has the absolute right of disposition to such equity. For the transferred equity, Party A guarantees that no mortgage, pledge or warranty has been set, and it is exempted from any recourse of the third person. Otherwise all responsibilities arising therefrom shall be borne by Party A.
2.	Within 30 working days as of the date of signing this Agreement, Party A shall complete or assist Party B to complete all official formalities for equity alteration, including but not limited to: resolution of shareholder meeting, alteration of shareholder in industrial and commercial registration, and alteration of shareholder in Articles of Association etc.
3.	After equity transfer, the rights enjoyed and obligations undertaken by Party A in Beijing REIT Technology Development Co., Ltd will be enjoyed and undertaken by Party B along with equity transfer.
4.	After having become the shareholder of Beijing REIT Technology Development Co., Ltd, Party B will acknowledge the Articles of Association of Beijing REIT Technology Development Co., Ltd, and guarantee to perform the responsibilities and obligations according to the stipulations of Articles of Association.

Article	4: Profit and loss sharing

After the Company has been approved by industrial and commercial administration authority and carried out the shareholder alteration registration, Party B will become the shareholder of Beijing REIT Technology Development Co., Ltd, and Party B shall share the company profit and loss according to the contribution ratio and stipulations of Articles of Association.

Article	5: Expense bearing

Corresponding taxes incurred from this equity transfer shall be borne by each party hereto respectively according to the stipulations of law.

Article	6: Agreement modification and dissolution

In case of any one of the following circumstances, the agreement can be modified or dissolved, provided both parties shall sign written agreement for modification or dissolution therefor.

1.	This Agreement cannot be performed due to force majeure event.
2.	Either party loses actual performance capability.
3.	Due to change of circumstances, both parties agree to modify or dissolve the agreement through consultation.

Article	7: Dispute Settlement
1.	For any dispute related to the effectiveness, performance, default and dissolution etc. of this Agreement, each party hereto shall settle through friendly consultation.
2.	If consultation fails, both contracting parties agree to settle through the following method No. 2.1:
2.1	It shall be submitted to China International Economic and Trade Arbitration Commission for arbitration according to the arbitration procedures and rules of such Commission, and the arbitration award shall be final and binding upon both parties.
2.2	File a lawsuit to the people's court with the right of jurisdiction.
3.	The applicable laws of this Agreement are the laws and regulations of the People's Republic of China.

Article	8: Condition and date of effectiveness

This Agreement will become effective after the signature of both parties.

Article	9: Miscellaneous

This Agreement is made in triplicate, Party A and Party B holds one copy respectively, one copy is submitted to industrial and commercial administration authority, and all of them shall have the same legal effect.

Party A (Signature): /s/ Guangfeng Dai	Party B (Seal): REIT HOLDINGS (CHINA) LIMITED
Date: 7 February 2016	Date: 7 February 2016

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